UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Pericom Semiconductor Corporation

(Exact Name of Registrant as Specified in Charter)

California	0-27026	77-0254621
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1545 Barber Lane Milpitas, California	95035
(Address of Principal Executive Offices)	(Zip Code)

Kevin Bauer, Chief Financial Officer	(408) 232-9100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report of Pericom Semiconductor Corporation for calendar year 2014 (the “Conflict Minerals Report”) is attached as Exhibit 1.01 hereto and is publicly available at www.pericom.com under "Company – About Pericom – Corporate Governance".

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit
Number	Description of Document

1.01	Conflict Minerals Report for the calendar year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Pericom Semiconductor Corporation

Dated: May 27, 2015	By:	/s/ Kevin S. Bauer
Kevin S. Bauer
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.01	Conflict Minerals Report for the calendar year ended December 31, 2014.